UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities and Exchange Act of 1934
(Amendment No. 27)
M.D.C. Holdings, Inc.
(Name of Issuer)
Common Stock, $.01 Par Value Per Share
(Title of Class of Securities)
552676 10 8
(CUSIP Number)
December 31, 2007
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552676108	SCHEDULE 13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON Larry A. Mizel

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

5.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER
945,001 shares

6.	WITH SHARED VOTING POWER
7,135,840 shares

7.	WITH SOLE DISPOSITIVE POWER
945,001 shares

8.	WITH SHARED DISPOSITIVE POWER
7,135,840 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,080,841 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
17.30%

12.	TYPE OF REPORTING PERSON
IN

CUSIP No. 552676108	SCHEDULE 13G	Page 3 of 6 Pages

Item 1(a)	Name of Issuer:
M.D.C. Holdings, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
4350 South Monaco Street, Suite 500 Denver, Colorado 80237

Item 2(a)	Name of Person Filing:
Larry A. Mizel

Item 2(b)	Address of Principal Business Office, or, if None, Residence:
4350 South Monaco Street, Suite 500
Denver, Colorado 80237

Item 2(c)	Citizenship:
United States of America

Item 2(d)	Title of Class of Securities:
common stock, $.01 par value per share

Item 2(e)	CUSIP Number:
552676 10 8

Item 3	Not Applicable.

Item 4(a)	Amount Beneficially Owned:
8,080,841 shares

Item 4(b)	Percent of Class:
17.30% (based upon the number of shares of the Issuer’s Common Stock that were outstanding as of September 30, 2007 as reported in the Issuer’s Form 10-Q filed on October 31, 2007)

Item 4(c)	Number of Shares as to Which Such Person Has:
(i) Sole power to vote or direct the vote – 945,001 shares which includes 881,998 shares issuable upon the exercise of stock options (exercisable within 60 days of December 31, 2007) granted to the reporting person under the Issuer’s stock option plans, 60,000 shares of restricted stock granted to the reporting person under the Issuer’s 2001 Equity Incentive Plan and 3,003 shares held in account for the reporting person in the Company’s 401(k) Plan.

CUSIP No. 552676108	SCHEDULE 13G	Page 4 of 6 Pages
(ii) Shared power to vote or direct the vote – 7,135,840 shares
This amount includes 5,452,837 shares held by Ari Capital Partners, LLLP (“Ari Capital”) of which reporting person may be deemed to have beneficial ownership. The sole general partner of Ari Capital is CVentures, Inc. (“CVentures”). Reporting person is the beneficiary of various trusts which own 50.6885% of the stock of CVentures. Also, reporting person is a director and president of CVentures and may be deemed to control the other 49.3115% of the common stock of CVentures. A trust, of which the reporting person is the sole beneficiary, is the sole limited partner of Ari Capital, and has a 99.85% partnership interest in Ari Capital. Reporting person is a trustee of this trust.
The amount in Item 4(c)(ii) above also includes 1,362,214 shares held by CGM Capital LLC (“CGM Capital”) of which reporting person may be deemed to have beneficial ownership. The sole manager of CGM Capital is CVentures. A trust, of which reporting person’s spouse is the sole beneficiary, is the only other member of CGM Capital, and has a 99.98% equity interest in CGM Capital. Reporting person is a trustee of this trust.
The amount in Item 4(c)(ii) above also includes 320,789 shares held by two trusts for the benefit of reporting person’s children as a result of the March 1, 2006 distribution by CLCD, LLC, a limited liability company of which reporting person’s spouse owns all of the voting units and is the sole manager. Reporting person may be deemed to have beneficial ownership of these shares for purposes of this Schedule 13G.
(iii) Sole power to dispose or direct the disposition of – 945,001 shares, which includes 881,998 shares issuable upon the exercise of stock options (exercisable within 60 days of December 31, 2007) granted to the reporting person under the Issuer’s stock option plans, 60,000 shares of restricted stock granted to the reporting person under the Issuer’s 2001 Equity Incentive Plan and 3,003 shares held in account for the reporting person in the Company’s 401(k) Plan.
(iv) Shared power to dispose or direct the disposition of – 7,135,840 shares, which includes the shares described in response to Item 4(c)(ii) above.

Item 5	Ownership of 5% or Less of a Class:
Not Applicable.

CUSIP No. 552676108	SCHEDULE 13G	Page 5 of 6 Pages

Item 6	Ownership of More than 5% on Behalf of Another Person:
Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported by the Parent Holding Company:
Not Applicable.

Item 8	Identification and Classification of Members of the Group:
Not Applicable.

Item 9	Notice of Dissolution of Group:
Not Applicable.

Item 10	Certification:
Not Applicable.

CUSIP No. 552676108	SCHEDULE 13G	Page 6 of 6 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 28, 2008	/s/ Larry A. Mizel
	Reporting Ownership	Larry A. Mizel
As of December 31,
2007